SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 23, 2004

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                              .

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG
By:	/s/ HANS-WERNER KLOSE
	Name:	Hans-Werner Klose
Titles: Member of the Management Board

By:	/s/ WOLFGANG PREUSS
	Name:	Wolfgang Preuss
Titles: Chief Executive Officer

Date: December 23, 2004

Mainz, 22 December 2004

Ad hoc Report

LKC Kemper Czarske v. Gronau Berz submits audit report

The Annual General Meeting of PrimaCom AG on 8 June 2004 as a counter motion to the rejected Purchase and Sale Agreement (compare contents with ad hoc report by PrimaCom AG of 16 April 2004) agreed to the application for the carrying out of a special audit with the following elements:

1.	“An investigation should be carried out as to whether the Board of Directors and the Supervisory Board acted diligently with regard to the concluded PSA that we are to agree to today under TOP 5.”

2.	“An investigation should also be carried out in particular as to whether Liberty or UPC was granted or promised special terms in this affair. It is therefore most of all important to find out whether there were prior agreements regarding the sale of parts of the company, in particular Multikabel.”

3.	“It should also be established whether the Second Secured Facility is immoral, with particular regard to the high consultancy costs.”

4.	“An inquiry should be carried out as to whether lenders are acting in bad faith in demanding the conclusion of the PSA instead of the conversion of shares in PrimaCom Management GmbH.”

5.	“It should be ascertained whether an ad hoc duty of notification existed as early as 16 February 2004 and when the advice of loss according to Article 92, paragraph 1 of the Aktiengesetz [Stock Corporation Act] should have taken place.”

The chartered accountants company LKC Kemper Czarske v. Gronau Berz in Grünwald near Munich appointed as special auditors completed the report on the results of this special audit in accordance with Article 145, paragraph 5 of the Stock Corporation Act.

The contents of this report can be summarized as follows:

1.1 Special audit assignment No. 1

The findings of the special audit on the special audit assignment No. 1, “An investigation should be carried out as to whether the Board of Directors and the Supervisory Board acted diligently with regard to the concluded PSA that we are to agree to today under TOP 5,“This can only be considered from the perspective, that the PSA was not agreed to with the necessary majority of votes:

On examination of the legal question as to a possible violation by the management of PrimaCom AG, of their obligation act diligently, special consideration was to be given to the fact that the audit questions were formulated by the shareholders at a point in time in which they could not yet see that the General Assembly would not agree to the PSA with the required majority.

Independently of the question as to whether Management represented and promoted the company’s interests in the best way in planning and preparing the PSA and whether they always as Boards of Directors and Supervisory Boards of PrimaCom AG were primarily obliged towards this company and not only the business of the subsidiaries or their management positions, the following basic judgement of Stock Corporation Law is to be observed.

If the PSA had been agreed to with the necessary majority and been completed, it would have had to be considered, for the response of the special auditing question, that selling the entire business operations and subsequent liquidation of the company would be a permissible disinvestment decision of the Meeting of Shareholders based on the biggest legally required quota — and therefore not a negligent decision by the Board of Directors.

Since the PSA had however not been agreed and this until then pending invalid contract has become invalid, a hypothetical assessment of the violation of the obligation to due diligence — especially under the premise of the existing result — was not pursued further.

The question of application of the necessary diligence by Management bodies is therefore to be reduced to individual questions in connection with the planning and preparation of the PSA.

In the context of this individual question, it was neither careless that the Board of Directors in principle strived for the PSA nor that it did so without the previous permission of the Annual General Meeting.

After the PSA failed, it was to be assessed as such an individual question whether the Board of Directors had to pay for the arising consultancy costs and whether the selection of consultants took place in good faith. The special audit here came to the conclusion that the commissioning of all consultants cannot be objected to even if the commissioning of Kane Reece is to be criticized; an evaluation superimposed however by the bad performance of Kane Reece.

We believe there was no violation of the obligation to due diligence by the Board of Directors by a possible breach of its duty of confidentiality towards the company by the agreement to several Due Diligence tests; first of all because the disclosing, also of sensitive information in a concrete case of the transfer of the entire business operation for an extensive debt write off would have been in the interest of the company despite a subsequent liquidation. Secondly, confidentiality agreements flank the respective tests and we believe there are no unusually sensitive data in the respective reports.

A violation of the obligation to due diligence on the part of the Board of Directors by the preference for the PSA instead of the search for other solutions cannot be proven as the Board certainly explored alternatives for refinancing with the help of consultation by Morgen Stanley. Whether the negotiating position of the SSF creditors was falsely estimated and overvalued and whether alternatives to this were rejected too fast or not tested in sufficient detail or whether other offers were not (consciously) appreciated is not evident from the documents. The lacking efforts until now to (legally) to relieve the burdening and blocking credit also do not constitute a violation of the obligation to due diligence as the Board of Directors can be exonerated by the commissioning of the consulting company Morgen Stanley and the regular commissioning of legal advisors in this affair.

There were no violations of the obligation to due diligence by the Supervisory Board in connection with the agreement to the PSA according to the findings of our audit.

1.2 Special audit assignment No. 2

“The findings of the special audit on the special audit assignment No. 2, “An investigation should also be carried out in particular as to whether Liberty or UPC was granted or promised special terms in this affair. It is therefore most of all important to find out whether there were agreements regarding the sale of parts of the company, in particular Multikabel.” can only be summarized as follows, under considering the fact that the PSA was not agreed to with the necessary majority of votes:

The Group Liberty/UGC/UPC including various subsidiaries already announced as early as July 2003 their intention to acquire Multikabel including its parent company PrimaCom Netherlands Holding B.V. from PrimaCom Management GmbH.

It was not a question of the Liberty Group gaining control of Multikabel with the upstream structural measures of the PSA; they would also have been prepared to acquire the company directly from PrimaCom Management GmbH. After acquiring a portion of the credit demands (SSF) against the PrimaCom AG by the Apollo Group, direct entry was no longer possible as far as the Liberty Group was concerned.

The Liberty Group subsequently negotiated with Appollo and JP Morgan and their responsible subsidiaries separately regarding acquisition of Multikabel after the PSA was completed.

The negotiations for selling PrimaCom Netherlands Holding B.V. and its subsidiary Multikabel to UGC Europe B.V. controlled by Liberty/UGC/UPC Group were already at an end and the contracts ready for signing. The purchase price — depending on some variables — was to be around €430 million.

The then Chairman of the Board of Directors, Prof. Schwenkedel and Dr Kircher were not involved in the actual negotiations for this sale. They and legal advisors of PrimaCom AG were only given fully negotiated contracts for the procurement of additional information for completing individual contractual conditions.

Perusal of the documents given to the special auditors and the evaluation of physical and electronic correspondence did not lead to the conclusion that in the planned sale of the subsidiary Multikabel to the Liberty/UGC/UPC Group (neither by PrimaCom AG itself nor companies under its influence) special advantages were made available or promised to shareholders in the company in connection with the PSA.

1.3 Special audit assignment No. 3

The findings of the special audit on the special audit assignment No. 3, “It should also be established whether the Second Secured Facility is immoral, with particular regard to the high consultancy costs” can be summarized as follows:

We shall now explain the relative legal consequences with the assessment of immorality according to German law for two different combinations that could actually transpire in a real and legal context:

•	The Second Secured Facility Agreement is immoral based on the German legal system.

•	English law is however agreed in the Second Secured Facility Agreement. The test as to the workability of the choice of the English legal system is judged according to English law. We believe this choice of law should be acknowledged due to the reference made here to the English legal circles (banks).

•	The application of English law can however be partly interrupted by the basic values of the German legal system (public policy principle) so that despite the contractual choice of legal system, the German legal system and its standards are to be applied to the morality of a credit agreement.

•	The basic judgements to be applied therefore to the Second Secured Facility Agreement as regards material immorality are however superimposed by the jurisdiction agreement. This states that disputes relating to the Second Secured Facility Agreement shall be brought before the English courts by the PrimaCom Group. We believe the invalidity of the jurisdiction agreement in a declaratory procedure can be tested in before a German court anyhow. The jurisdiction agreement is a so-called “limping” jurisdiction agreement because it is concluded only for the benefit of the lending bank so that the controlled responsibility (i.e. responsibility of the English courts) is for the lending banks voluntary but for PrimaCom AG the only possibility. It does not seem impossible that the invalidity of the “limping” jurisdiction agreement will be established in this case, due to the procedural unequal treatment of the parties it causes.

•	The enforcement of the valuation according to which the Second Secured Facility Agreement is immoral under German law, mainly depends in which country a case is brought regarding the Second Secured Facility Agreement as there are different test standards regarding the intensity of the detrimental effects with respect to German values (immorality of the Second Secured Facility Agreement). If an English court issues an initial ruling, the intensity of the detrimental effects of the German legal system and therefore also the current form of the credit agreement will take on less of an immoral form according to German values because in this case, the values of immorality will be superimposed by the principle that decisions by foreign courts are basically to be acknowledged.

•	If there is no decision by an English court that must be acknowledged in Germany, but a German court is to check the immorality of the Second Secured Facility Agreement in the context of the first hearing, i.e., the jurisdiction agreement were to be ineffective, Article 6 of the Act establishing the Civil Code would require examining as a standard for internal public policy. We believe the Second Secured Facility Agreement violates the German public policy principle in accordance with Article 6 of the Act establishing the Civil Code because the amount of interest to be considered in the credit brokering costs and processing fees, the agreement on compound interest as well as late payment interest and the confidential contractual conditions to the detriment of PrimaCom AG and PrimaCom Management GmbH and the possible damage to outside creditors contravene Articles 138 and 248 of the Civil Code.

We are not actually aware of any cases based on a comparable international subject matter (Germany-England) but it is certainly possible that a German court would make a decision as a legal consequence of a violation against Article 6 of the Act establishing the Civil Code in connection with Articles 138 and 248 of the Civil Code pursuant to the Supreme Court ruling, in purely domestic cases, that the loan under the Second Secured Facility Agreement of PrimaCom AG is to be frozen at that point whereupon it is to be repaid on maturity of the agreement without being able to claim the loan interest for the time of the transfer. The repayment date is 31 March 2010.

•	If there is a decision by an English court that must be recognized in Germany, the legal consequences of a violation of the German public policy provisions would be rejection of the acknowledgement of the foreign decision in accordance with Article 34, No. 1 of the European Court Enforcement Act. The public policy governing acknowledgement (Article 34, No. 1 of the European Court Enforcement Act) is more restrictive than public policy governing conflicting legislation. Against this background, it is problematic as to whether a German court would examine all the circumstances of immorality of the Second Secured Facility Agreement in the context of an acceptance procedure. In accordance with Article 36 of the European Court Enforcement Act, under no circumstances may a foreign court decision itself be examined (ban on the review of the substance of a case). Nevertheless, we believe the objection to the immorality of the Second Secured Facility Agreement can be submitted in the acceptance procedure in accordance with Article 138 of the Civil Code. Whether this objection is successful will be decided finally by the German court in the acceptance procedure.

1.4 Special audit assignment No. 4

The findings of the special audit on the special audit assignment No. 4 “An inquiry should be carried out as to whether lenders are acting in bad faith in demanding the conclusion of the PSA instead of the conversion of shares in PrimaCom Management GmbH” can be summarized as follows:

•	We believe there are obligations to good faith towards PrimaCom AG and PrimaCom Management GmbH on the part of the loan provider under the Second Secured Facility Agreement. The reason for this is that the financial situation of the PrimaCom Group in comparison with the forecasted development on conclusion of the Second Secured Facility Agreement has not worsened but is improving continually and also the rights under the share option agreement imply quasi shareholder behaviour.

We do not consider it a breach of good faith not to exercise the share option. Neither do we see the demand to conclude the PSA by the lender as a breach against the obligation to good faith. No legal decisions have been made to date in this affair.

However, the obligation to good faith has in our opinion the consequence that a culpable and illegal violation of this can lead to a claim for compensation. As long as the violation or the breach of the obligation persists, a claim for injunctive relief may be justified. This claim for injunctive relief may for example lead to the obligation of the lender to keep still (sic) towards the borrower. This means lenders must refrain from certain actions and activities.

•	The principles of loans replacing equity capital regarding the PrimaCom Management GmbH may be applied to loans from the PrimaCom Management GmbH. Article 30, paragraph 1 of the Limited Companies Act applies so that the funds required for the maintenance of the company’s share capital may not be paid to Apollo and JP Morgan (repayment ban). There will be no repayment until and as long as the funds are for paying off an adverse balance and/or further debts. In principle, the ban will not cover a larger loan. There will therefore be no claim for repayment without consideration of insolvency regulations as far and as long as the repayment would lead to a reduction of the share capital required under the articles. No collateral may be used. PrimaCom Management GmbH is in a crisis so that the obligations from the Second Secured Facility Agreement are deferred for the duration of the crisis. Pursuant to Article 31, paragraph 1 of the Limited Companies Act, payments made contrary to Article 30 of the Limited Companies Act must be refunded to the company (claim for reimbursement).

•	We believe the principles of loans replacing equity capital linked with the maintenance of registered capital (Article 30 of the Limited Companies Act) should also be applied in relation to the lending banks of PrimaCom AG. The lending banks can therefore make no claim against PrimaCom AG as far as these, in accordance with Article 30 of the Limited Companies Act (for the maintenance of the registered capital) would lead to a reduction of the registered capital. Furthermore, the legal consequences correspond to those just explained for PrimaCom Management GmbH.

•	It was not possible to finance the PrimaCom Group via the financial market by new banks at the time of concluding the Second Secured Facility Agreement. Therefore, it will be possible to assume as early as this that PrimaCom is not creditworthy as far as equity capital replacement legislation is concerned. This means the requirements of equity capital replacement legislation regarding the Second Secured Facility Agreements can be seen as fulfilled since March 2002. PrimaCom AG has however been in a crisis since no later than 8 June 2004 as before and after the Annual General Meeting of PrimaCom AG, the announcement of insolvency was considered in the case of a failed takeover of the company by the lender.

•	Digression: Article 117 of the Stock Corporation law

In accordance with Article 117 of the Stock Corporation law, anyone who intentionally uses his influence on the company, in particular a member of the Board of Directors or the Supervisory Board to thus adversely affect the company or its shareholders shall be liable towards the company for any loss arising.

There exists an obligation under the liability standard of Article 117 of the Stock Corporation Act to refrain from exerting damaging influence on the company. This obligation will result without consideration to the company of the person concerned and also independently of whether the person concerned has been specifically assisted in company law. In case there are several persons involved e.g., in the case of “quasi shareholders”, relevant liability can be derived from the collective obligation to good faith. The liability under Article 117 of the Stock Corporation Act and the liability of a culpable and illegal breach of the obligation to good faith shall apply parallel to one another.

In accordance with Article 117 of the Stock Corporation Act, contract partners of the company such as lenders can be considered as influencers on the company. This influence can be justified on corporate or other relations to the company, e.g. the position of strength exerted as a lender. An immediate influence of the lender to individual business decisions is associated with considerable risks for the lender. Such an incursion on individual decisions restricts the freedom of the borrower in the interest of the lender. General influences on the carrying out of management duties by the Board of Directors also carry considerable risks.

We believe the following circumstances are suitable for the application of compensation in accordance with Article 117 of the Stock Corporation Act:

In order to reduce the tax burden by an amount of €4.6 million (amount not checked by LKC), the Board of Directors of PrimaCom AG and the Management of PrimaCom Management GmbH decided in 2004 to merge a few subsidiaries. The transaction planned would only have been possible until 31 August 2004 on reaching the required tax discharging effects. The lender under the Second Secured Facility Agreement to whom the process was submitted for approval carried out extensive checks as to the circumstances. The lender’s failure to give approval of the fusion until now under the Second Secured Facility Agreement could be grounds for compensation under Article 117, paragraph 1 of the Stock Corporation Act. The details of the entire process, in particular the temporal elements, i.e., the approval being granted on time, must however, be checked more thoroughly in order to estimate the exact chances of this claim for compensation.

1.5 Special audit assignment No. 5

The findings of the special audit on the special audit assignment No. 5, “It should be ascertained whether an ad hoc duty of notification existed as early as 16 February 2004 and when the advice of loss according to Article 92, paragraph 1 of the Aktiengesetz [Stock Corporation Act] should have taken place.” can be summarized as follows:

•	As the PSA was a multistage decision process within the company, its conclusion did not become a reality in the context of the ad hoc duty of notification until the decisions within the company had become a reality. As the completion of the PSA was not just dependent on approval by the Supervisory Board, the decisive time of occurrence of these facts and thus the duty to ad hoc publicity of the factual conclusion of the legal transaction before the notary was 16 April 2004 by the Board of Directors.

•	When one assumes and discusses the fact that the balance consideration of the PSA between the Board of Directors and accountants and that moreover the formation of reserves for pending losses was made conditional on the completion of the PSA, the earliest date of ascertainment of the loss of half the registered capital of 16 April 2004 with notarial balance of the PSA and 19 April 2004 at the latest apply with issue of the unlimited confirmation of the auditors’ certificate.

•	The invitation to the General Meeting of Shareholders on 8 June was published in the electronic version of the Bundesanzeiger [Federal Journal] under “legal and other announcements” on 30 April 2004. This invitation includes, in TOP 2 of the agenda “Announcement by the Board of Directors in accordance with Article 92, paragraph 1 of the Share Corporation Stock Act that there is a loss amounting to half of the registered capital” and the notification of loss was issued correctly. Both on acceptance of the deadline for the “delay” on 16 April 2004 (notarial balance of the PSA) and with a supposed deadline commencement on 19 April 2004 (accountants’ attestation), the General Meeting would have been convened immediately and the notification of loss issued within 14 days, whereby the Board of Directors properly fulfils its duties under Article 92, paragraph 1 of the Stock Corporation law.

End of summary

The audit report is on the Internet at: www.primacom.de under “Investor Relations Publications and Special Audit Report”.

More information:
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Tel: +49 (0) 6131 944 522
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e-mail: investor@primacom.de